UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9

Amendment No. 1

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Subject Company)
QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Person Filing Statement)

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Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by
American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number of Class of Securities)

Gustavo Castelli
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

________________

WITH COPIES TO:
Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 Solicitation/Recommendation Statement filed by Quilmes Industrial (Quinsa), Société Anonyme (the “Company”) amends the Schedule 14D-9 filed by the Company on March 9, 2007 (the “Schedule 14D-9)”. The Schedule 14D-9 relates to the tender offer by Beverage Associates Holding Ltd., a Bahamas corporation (“Offeror”) and a wholly owned subsidiary of Campanhia de Bebidas das Américas --AmBev (“AmBev”), a Brazilian corporation, to purchase any and all outstanding Class A shares and Class B shares (including Class B shares held as American Depository Shares (“ADSs”)) of Quinsa, that are not owned by AmBev or its affiliates at a purchase price of $3.35 per Class A share or $33.53 per Class B share and $67.07 per ADS, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, on the terms and subject to the conditions set forth in Offeror’s offer to purchase, dated January 25, 2007 (the “Offer to Purchase”), and the related letters of transmittal (which, as amended or supplemented from time to time, constitute the “Offer”), as amended by the Supplement filed by the Offeror and AmBev with the Commission on April 3, 2007 (the “Supplement”).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

On April 3, 2007, AmBev issued a press release announcing that the Offer has been extended to 5:00 pm., New York City Time (which is 11:00pm) Luxembourg Time), on April 19, 2007.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 is hereby amended and supplemented by the Supplement.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Gustavo Castelli
Name: Gustavo Castelli
Title: Chief Financial Officer

Dated: April 6, 2007